NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

ALDERON IRON ORE CORP.
(the "Company")

TO:          British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Davidson & Company LLP
KPMG LLP

The Company hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“National Instrument 51-102”) as follows:

1.	At the request of the Company, Davidson & Company LLP has resigned as auditor of the Company effective April 18, 2012 (the “Resignation Date”).

2.	The Board of Directors of the Company has approved the resignation of Davidson & Company LLP as auditor of the Company effective the Resignation Date.

3.
There were no reservations in the auditor’s reports on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

4.	The Board of Directors of the Company has approved the appointment of KPMG LLP as successor auditor of the Company.

5.
In the opinion of the Company, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

DATED at Vancouver, British Columbia, this 18th day of April, 2012.

ALDERON IRON ORE CORP.
BY ORDER OF THE BOARD

“Mark J. Morabito”
_____________________________________
Mark J. Morabito
Executive Chairman